UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 September 2026

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 September 2026)	Announcement Publication of a Prospectus (07 September 2026)
Announcement Director/PDMR Shareholding (07 September 2026)	Announcement Director/PDMR Shareholding (07 September 2026)
Announcement Director/PDMR Shareholding (10 September 2026)	Announcement Director/PDMR Shareholding (11 September 2026)
Announcement Director/PDMR Shareholding (11 September 2026)	Announcement Director/PDMR Shareholding (11 September 2026)
Announcement Director/PDMR Shareholding (16 September 2026)	Announcement Director/PDMR Shareholding (16 September 2026)
Announcement Director/PDMR Shareholding (18 September 2026)

Diageo PLC – Total Voting Rights
Dated 01 September 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 August 2026 consisted of 2,432,397,125 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 205,793,929 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,226,657,196 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 September 2026

Diageo PLC – Publication of a Prospectus
Dated 07 September 2026

7 September 2026

PUBLICATION OF PROSPECTUS 2026

NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS OR INTO ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

Diageo plc, Diageo Finance plc and Diageo Capital B.V. announce that, as part of the annual renewal of their European debt issuance programme, the following prospectus was approved by the Financial Conduct Authority on 7 September 2026 (the "Prospectus") and is available for viewing:

Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor, and Diageo Finance plc and Diageo Capital B.V., as Issuers.

Please read the disclaimer below "Disclaimer - Intended Addresses" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7405T_1-2026-9-7.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

  .……….. ENDS .………..

For further information please contact:

Investor relations:
Sonya Ghobrial                                  07392 784784
Grace Murphy                                    07514 726167
investor.relations@diageo.com

Media relations:
Rebecca Perry                                   07590 809101
Clare Cavana                                     07751 742072
press@diageo.com                            07803 856 200

DISCLAIMER - INTENDED ADDRESSEES
The Prospectus does not constitute an offer of securities for sale in the United States. This is not for distribution in the United States. The Debt Instruments described in the Prospectus have not been, and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities law of any state of the United States, or with any securities regulatory authority of any state or other jurisdiction of the United States, and are subject to U.S. tax law requirements. Subject to certain exceptions, Debt Instruments issued under the programme may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons or to persons within the United States, as such terms are defined in Regulation S under the Securities Act, except in certain transactions permitted by U.S. tax regulations.

The Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Debt Instruments in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of the Prospectus and the offer or sale of Debt Instruments under the programme may be restricted by law in certain jurisdictions.

Persons into whose possession the Prospectus or any Debt Instruments issued under the programme may come must inform themselves about, and observe, any such restrictions on the distribution of the Prospectus and the offering and sale of Debt Instruments. In particular, please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein. Your right to access this service is conditional upon complying with the above requirement.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Crafting iconic drinks chosen for life's moments

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

Diageo Capital B.V.
LEI: 213800YHFC48VOL6JY40

Diageo PLC – Director/PDMR Shareholding
Dated 07 September 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 3 and 4 September 2026, various awards or options under the Diageo 2014 Long Term Incentive Plan, Diageo 2023 Long Term Incentive Plan or Diageo Exceptional Stock Award Plan have been released or exercised over American Depositary Shares.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

7 September 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alvaro Cardenas
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Release of award of American Depositary Shares under the Diageo Exceptional Stock Award Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	1,268
		2.	$90.71	310
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-03
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alvaro Cardenas
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Release of award of American Depositary Shares under the Diageo Exceptional Stock Award Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	5,182
		2.	$90.36	1,265
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alvaro Cardenas
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Release of award of American Depositary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	1,190
		2.	$90.36	470
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannah Brooks
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Release of award of American Depositary Shares under the Diageo 2023 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	253
		2.	$90.36	92
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannah Brooks
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Release of award of American Depositary Shares under the Diageo 2023 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	2,166
		2.	$90.36	783
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

Diageo PLC – Director/PDMR Shareholding
Dated 07 September 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 3 and 4 September 2026, various awards or options under the Diageo 2014 Long Term Incentive Plan and the Diageo Exceptional Stock Award Plan have been released or exercised over Ordinary Shares.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

7 September 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	7,508
		2.	£16.73	4,163
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-03
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	5,565
		2.	£16.72	4,262
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	6,796
		2.	£16.73	3,203
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-03
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	5,423
		2.	£16.72	2,556
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo Exceptional Stock Award Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	25,185
		2.	£16.72	11,867
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Release of award of Ordinary Shares under the Diageo Exceptional Stock Award Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	23,185
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Release of award of Ordinary Shares under the Diageo 2014 Long Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	4,656
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dan Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo Exceptional Stock Award Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	19,417
		2.	£16.72	9,149
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dan Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	4,181
		2.	£16.72	1,971
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo Exceptional Stock Award Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	18,062
		2.	£16.72	9,054
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	3,889
		2.	£16.72	1,950
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-04
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 September 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 September 2026, Sir John Manzoni purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 September 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sir John Manzoni
2.	Reason for the notification
a)	Position / status	Chair
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.85	414
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 11 September 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 September 2026, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

11 September 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan. 2. Award of matching shares under the Diageo 2001 Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.82	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Randall Ingber
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan. 2. Award of matching shares under the Diageo 2001 Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.82	9
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan. 2. Award of matching shares under the Diageo 2001 Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.82	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dan Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan. 2. Award of matching shares under the Diageo 2001 Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.82	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nik Jhangiani
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan. 2. Award of matching shares under the Diageo 2001 Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£15.82	10
		2.	Nil	5
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 11 September 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 September 2026, awards of Freeshares were made under the Diageo 2001 Share Incentive Plan.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

11 September 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sir Dave Lewis
2.	Reason for the notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Award of Freeshares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	183
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nik Jhangiani
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Award of Freeshares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	183
2d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Award of Freeshares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	183
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Award of Freeshares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	183
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dan Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Award of Freeshares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	183
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Award of Freeshares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	183
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Randall Ingber
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Award of Freeshares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	183
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 11 September 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 September 2026, options over Ordinary Shares were granted under the Diageo 2026 Sharesave Plan.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 September 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dan Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Grant of options under the Diageo 2026 Sharesave Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.09	645
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-10
f)	Place of transaction	Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 16 September 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 14 September 2026, conditional awards in the form of Restricted Stock Units were granted under the Diageo Deferred Bonus Share Plan to Sir Dave Lewis and Nik Jhangiani, which will vest on 30 June 2029. These conditional awards represent one-third portion of Sir Dave Lewis' and Nik Jhangiani's overall Annual Incentive Plan award for fiscal 2026 required to be deferred into shares.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

16 September 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sir Dave Lewis
2.	Reason for the notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Grant of conditional award which will vest on 30 June 2029 in the form of Restricted Stock Units over Ordinary Shares under the Diageo Deferred Bonus Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	10,932
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nik Jhangiani
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Grant of conditional award which will vest on 30 June 2029 in the form of Restricted Stock Units over Ordinary Shares under the Diageo Deferred Bonus Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	13,430
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 16 September 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 14 September 2026, the following awards were granted to Directors and persons discharging managerial responsibilities over either Ordinary Shares or American Depositary Shares as follows:

1.     options under the Diageo 2023 Long Term Incentive Plan which are exercisable on 14 September 2029;

2.     conditional awards in the form of Restricted Stock Units under the Diageo 2023 Long Term Incentive Plan, subject to the satisfaction of performance conditions, where indicated; and

3.     conditional awards in the form of Restricted Stock Units under the Diageo Exceptional Stock Award Plan.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

16 September 2026

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction
1.   Grant of unapproved options over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of conditional award which will vest on 14 September 2029, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$87.07	37,900
		2.	Nil	48,007
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.   Grant of approved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of unapproved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

3.   Grant of conditional award which will vest on 14 September 2029, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.10	932
		2.	£16.10	79,373
		3.	Nil	102,790
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannah Brooks
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction
1.   Grant of unapproved options over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of conditional award which will vest on 14 September 2029, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$87.07	17,801
		2.	Nil	22,786
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alvaro Cardenas
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction
1.   Grant of unapproved options over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of conditional award which will vest on 14 September 2029, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$87.07	23,797
		2.	Nil	30,461
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.   Grant of approved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of unapproved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

3.   Grant of conditional award which will vest on 14 September 2029, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.10	1,142
		2.	£16.10	95,806
		3.	Nil	124,094
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Randall Ingber
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.   Grant of approved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of unapproved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

3.   Grant of conditional award which will vest on 14 September 2029, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.10	1
		2.	£16.10	82,297
		3.	Nil	105,341
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dan Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.   Grant of approved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of unapproved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

3.   Grant of conditional award which will vest on 14 September 2029, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.10	1,086
		2.	£16.10	73,656
		3.	Nil	95,670
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.   Grant of approved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of unapproved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

3.   Grant of conditional award which will vest on 14 September 2029, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.10	932
		2.	£16.10	107,103
		3.	Nil	138,285
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Natalie Bickford
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.   Grant of approved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of unapproved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

3.   Grant of conditional award which will vest on 14 September 2029, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

4.   Grant of conditional award which will vest on 7 March 2027 in the form of Restricted Stock Units over Ordinary Shares under the Diageo Exceptional Stock Award Plan.

5.   Grant of conditional award which will vest on 13 March 2028 in the form of Restricted Stock Units over Ordinary Shares under the Diageo Exceptional Stock Award Plan.

6.   Grant of conditional award which will vest on 30 June 2028 in the form of Restricted Stock Units over Ordinary Shares under the Diageo Exceptional Stock Award Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.10	3,726
		2.	£16.10	89,441
		3.	Nil	119,254
		4.	Nil	86,441
		5.	Nil	90,763
		6.	Nil	9,946
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sujay Wasan
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.   Grant of unapproved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of conditional award which will vest on 14 September 2029, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.10	90,703
		2.	Nil	116,100
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Praveen Someshwar
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.   Grant of unapproved options over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

2.   Grant of conditional award which will vest on 14 September 2029, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£16.10	46,525
		2.	Nil	58,488
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-14
f)	Place of transaction	Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 18 September 2026

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 17 September 2026, the following transaction took place in relation to the One World Share Incentive Plan.

1.   purchase of partnership shares using deductions from salary; and
2.   award of 50% matching shares for every partnership share purchased.

The notification below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

18 September 2026

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannah Brooks
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Purchase of partnership shares under the One World Share Incentive Plan. 2. Award of matching shares under the One World Share Incentive Plan.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$85.92	0.151
		2.	Nil	0.076
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2026-09-17
f)	Place of transaction	1. New York Stock Exchange (XNYS) 2. Outside a trading venue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 October 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary